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SEC FILE NUMBER 000-24487

CUSIP NUMBER 604567107

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:____________

Read Instuction (on back page) Before Preparng Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

The notification relates to the Registrant’s financial statements required to be filed with the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

PART I — REGISTRANT INFORMATION

MIPS Technologies, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1225 Charleston Road
Address of Principal Executive Office (Street and Number)

Mountain View, CA 94043-1353
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

On August 27, 2007, MIPS Technologies, Inc. (the “Company”) acquired Chipidea Microelectrónica S.A. ("Chipidea"), a private company headquartered in Portugal.  The Company is in the process of consolidating the financial results of Chipidea for the five-week period from the close of the transaction through September 30, 2007.  Historically, Chipidea financials were prepared under International Financial Reporting Standards ("IFRS"), while its current results will be consolidated under the Generally Accepted Accounting Principles of the United States ("U.S. GAAP").  In light of the additional processes involved with the Company's initial inclusion of the Chipidea results, as well as the completion of the required review of the Company's financial information, the timely filing of the Form 10-Q could not be completed without incurring undue hardship and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mervin S. Kato	650	567-5000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes			☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MIPS Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2007	By:	/s/ MERVIN S. KATO
Name: Mervin S. Kato
Title: Chief Financial Officer and Treasurer